K&L Gates LLP 300 South Tryon Street, suite 1000 Charlotte, NC 28202 T +1 704 331 7400 F +1 704 331 7598 klgates.com

October 13, 2021

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attn:	Ada Sarmento and Jeffrey Gabor

Re:	MDxHealth SA Draft Registration Statement on Form F-1 Filed August 9, 2021 CIK No. 0001872529

Dear Ms. Sarmento and Mr. Gabor:

On behalf of MDxHealth SA (the “Company”), we submit this letter providing a response to the comments raised by the Staff of the Securities and Exchange Commission (the “Staff”) on October 8, 2021 with respect to Amendment No. 1 to the Company’s draft registration statement on Form F-1 (CIK No. 0001872529) (the “Amended Draft Registration Statement”) relating to the contemplated registration and offering (the “Offering”) of ordinary shares (represented by American Depositary Shares, no nominal value per share) as described therein. Simultaneously with the submission of this letter, the Company is submitting a registration statement on Form F-1 (the “Registration Statement”) responding to the Staff’s comments as noted below. The bold text below comprises the Staff’s comments and the regular text constitutes the Company’s responses thereto.

Prospectus Summary

Commercial Products, page 2

1.

We note your revisions in response to prior comment 5. Please substantiate your statements that your SelectMDx test has a 95% negative predictive value and that your ConfirmMDx test has a 96% negative predictive value.

Disclosure responding to this comment has been added on page 2 of the Registration Statement.

Business

Intellectual Property, page 60

2.	We note your disclosure that two of your patents pertaining to your ConfirmMDx test expire in 2022 and 2024. Please revise to disclose what effect, if any, you expect the expiration of these patents to have on your patent portfolio and your business and if you intend to take any action to mitigate such effect.

Disclosure responding to this comment has been added on page 61 of the Registration Statement.

Commercial and intellectual property licensing agreements, page 62

3.	We note your revisions in response to prior comment 9. Please further revise to disclose the name of the academic institution, the upfront license fee paid and the minimum annual royalties required.

Disclosure responding to this comment has been added on page 62 of the Registration Statement.

Principal Shareholders, page 106

4.

We note your response to prior comment 10. Please revise your disclosure to include the information from your response regarding how voting and investment decisions are made for MVM Partners LLP and Valiance Asset Management Limited.

Disclosure responding to this comment has been added on page 107 of the Registration Statement.

Capitalization, page 129

5.	Please double underline your cash balance to clarify that such amounts are not included in your total capitalization.

Disclosure responding to this comment has been added on page 129 of the Registration Statement.

Very truly yours,

/s/ Mark Busch
Mark Busch

cc: Michael McGarrity, Chief Executive Officer